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Exhibit 12

Avis Group Holdings, Inc.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

			Predecessor Companies
		March 1, 2001 (Date of Acquisition) to December 31, 2001
	Year Ended December 31, 2002		Two Months Ended February 28, 2001	Years Ended December 31,
				2000	1999	1998
Earnings available to cover fixed charges:
Income (loss) before income taxes	$82,619	$(69,850)	$(42,237)	$99,104	$91,548	$112,228
Plus: Fixed charges	292,703	270,128	59,419	419,428	354,875	278,241
Less: Capitalization of interest	8	22	4	165	94	151

Earnings available to cover fixed charges	$375,314	$200,256	$17,178	$518,367	$446,329	$390,318

Fixed charges:(a)
Interest, including amortization of deferred financing costs	$251,858	$234,901	$52,134	$373,949	$298,549	$219,208
Interest portion of rental payment	40,845	35,227	7,285	45,479	56,326	59,033

Total fixed charges	$292,703	$270,128	$59,419	$419,428	$354,875	$278,241

Ratio of earnings to fixed charges	1.28x	0.74x	0.29x	1.24x	1.26x	1.40x

(a)
Consists of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor.

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Avis Group Holdings, Inc. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (Dollars in thousands)